ARTICLES OF AMENDMENT

The Articles of Incorporation of Monmouth Real Estate Investment Corporation (the “Company”), a Maryland corporation, are hereby amended to authorize the Company to issue an additional 20,000,000 shares of common stock.

1.

This Amendment was approved by a majority of the entire Board of Directors on January 18, 2012.

2.

This Amendment is expressly authorized by Section 2-105(a)12 of the Maryland Code, and may be made without action by the stockholders.

3.

As a result of the amendment filed on February 28, 2011, the total number of shares of stock that the Company had authority to issue immediately before this amendment was 57,139,750, classified as 50,000,000 shares of common stock, par value $.01 per share, 2,139,750 shares of preferred stock, par value $.01 per share, and 5,000,000 shares of excess stock, par value $.01 per share.  The total number of shares of stock that the Company has authority to issue as per this Amendment is 77,139,750, classified as 70,000,000 shares of common stock, par value $.01 per share, 2,139,750 shares of preferred stock, par value $.01 per hare, and 5,000,000 shares of excess stock, par value $.01 per share.

4.

The Company has authority to issue common stock, preferred stock and excess stock as set forth in paragraph 3 above.

5.

The par value of each share of stock is $.01.

6.

The aggregate par value of all of the shares of authorized stock is now $771,397.50.

We, the undersigned President and Secretary, swear under penalty of perjury, that he foregoing is a corporate act.

Dated:  January 25, 2012

/s/ Eugene W. Landy

By:

Eugene W. Landy, President

Monmouth Real Estate Investment Corporation

/s/ Elizabeth Chiarella

By:

Elizabeth Chiarella, Secretary

Monmouth Real Estate Investment Corporation

State of New Jersey

:

:  S.S.

County of Monmouth

:

 Sworn and subscribed to before me this 25th day of January, 2012.

/s/ Robin Offsey

Robin Offsey

Notary Public